SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*



                           PROSPERITY BANCSHARES, INC.
                                (Name of Issuer)

                     COMMON STOCK $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   743606 10 5
                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743606 10 5                 13G                      Page 2 of 5 Pages

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   DAVID ZALMAN

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (A)  [ ]
                   NONE
                                                               (B)  [ ]

    3     SEC USE ONLY


    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA

                  5   SOLE VOTING POWER

       NUMBER OF         367,034
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                  6   SHARED VOTING POWER

                                  0
                  7   SOLE DISPOSITIVE POWER

                                  367,034
                  8   SHARED DISPOSITIVE POWER

                                  0
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     367,034
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     7.5%
          TYPE OF REPORTING PERSON*

   12              IN

                                    ITEM 1(A)

Name of issuer: The name of the issuer is Prosperity Bancshares, Inc. ("Bancshares").

                                    ITEM 1(B)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 3040 Post Oak Boulevard, Houston, Texas 77056.

                                    ITEM 2(A)

Name of person filing: The reporting person is David Zalman.

                                    ITEM 2(B)

Address or principal business office or, if none, residence: The address of David Zalman is 1301 N. Mechanic, El Campo, Texas 77437.

                                    ITEM 2(C)

Citizenship:  David Zalman is a citizen of the United States of America.

                                    ITEM 2(D)

Title of class of securities: The class of securities of Bancshares owned beneficially by David Zalman is common stock, $1.00 par value (the "Common Stock").

                                    ITEM 2(E)

CUSIP Number:  743606 10 5

                                     ITEM 3

Not applicable

                                     ITEM 4

Ownership:

(a) The amount of securities beneficially owned by David Zalman is 367,034 shares of Common Stock, which includes 6,400 shares held of record by Mr. Zalman as custodian for his two minor children.

(b) The percent of the class of Common Stock beneficially owned by David Zalman is 7.5%.

(c) David Zalman has the sole power to vote or to direct the vote of 367,034 shares of the Common Stock and the sole power to dispose or to direct the disposition of 367,034 shares of the Common Stock.

                                     ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 87

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                     ITEM 10

Certification:  Not applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 3, 1999
                                                          (Date)


                                                  /s/ DAVID ZALMAN
                                                      (Signature)


                                                      DAVID ZALMAN
                                                      (Name/Title)